Filed pursuant to Rule 433(f) under the Securities Act of 1933

Free Writing Prospectus, dated January 27, 2021

Relating to the Preliminary Prospectus, dated January 25, 2021

Registration Statement No. 333-251993

TELUS International (Cda) Inc.

Free Writing Prospectus Published or Distributed by Media

This free writing prospectus relates to Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-251993) (the “Registration Statement”) that TELUS International (Cda) Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Company is making this filing pursuant to Rule 433(f) the Securities Act of 1933.

On January 24, 2021, the Globe and Mail (the “Publisher”), published an article (the “Article”) on its website (theglobeandmail.com), which later appeared in the January 25, 2021 print edition, that included information regarding the Company and in which Jeff Puritt, the Company’s Chief Executive Officer, was quoted. The full text of the Article is reproduced below.

The quotes from Mr. Puritt were sourced from unscripted media interactions that occurred on November 6, 2020 in connection with media events related to TELUS Corporation’s, the Company’s controlling shareholder, public release of TELUS Corporation’s financial results for the three- and nine-month periods ended September 30, 2020.  As the chief executive of a material operating subsidiary of TELUS Corporation, Mr. Puritt had been asked by TELUS Corporation to provide information to TELUS Corporation’s investors and others regarding the Company and the Company’s announcement of its agreement to acquire the data annotation business of Lionbridge Technologies, Inc.  Neither the Company, TELUS Corporation nor Mr. Puritt participated in the preparation of or reviewed the Article prior to publication.

The Article includes the following statements that the Company wishes to clarify:

•                                          “Telus kicks off investor roadshows meant to lead to an initial public offering expected to value [TELUS International] at approximately $7-billion” and that “the company would be worth approximately $7 billion”.

•                  The article does not identify whether market capitalization is being quoted in Canadian or U.S. dollars. The most recent preliminary prospectus of the Company filed as part of the Registration Statement, dated January 25, 2021,  assumes a market capitalization of approximately U.S. $6.4 billion for the Company, based on an estimated offering price of U.S. $24.00 per subordinate voting share of the Company, which is the midpoint of the range set forth on the cover page of the Company’s preliminary prospectus.

•                                          “sales that are growing at a 17 per cent annual clip, one that turned a US$78-million profit on revenues of US$1.35-billion through the first nine months of 2020, its most recent financial update.”

•                  The most recent preliminary prospectus of the Company filed as part of the Registration Statement, dated January 25, 2021, does not include an annual revenue growth rate for the year ended December 31, 2020 when compared to the year ended December 31, 2019. The most recent preliminary prospectus states that the Company’s pro forma revenue growth for the nine months ended September 30, 2020 was 17% compared to the same period in 2019, that net income for the nine months ended September 30, 2020 was U.S. $81.9 million and the Company’s pro forma net income for the nine months ended September 30, 2020 was U.S. $78.1 million.

The Publisher is unaffiliated with the Company, the underwriters and all other offering participants.  No payment was made nor consideration given by or on behalf of the Company, any underwriter or other offering participant for the Article or its dissemination.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  The registration statement has not yet become effective. The Company’s subordinate voting shares may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it. A copy of the prospectus may be obtained from J. P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 by telephone at (866) 803-9204 or by email at prospectus-eq_fi@jpmchase.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling (888) 603-5847 or by email at barclaysprospectus@broadridge.com; BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255 0001 Attn: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; or CIBC World Markets Inc., 22 Front Street West, Mailroom, Toronto, ON, M5J 2W5 by telephone at (416) 956-3636 or by email at michelene.dougherty@cibc.ca.

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After years of operating in ‘stealth mode,’ Telus subsidiary prepares for initial public offering

Alexandra Posadzki, Telecom reporter

Andrew Willis

The Globe and Mail

Published January 24, 2021

If you’ve tracked your workouts, used an app to hail a ride or played video games in recent years, you’ve probably interacted with Telus International; you just never knew it.

The Vancouver-based tech company runs the digital customer experience for clients such as Fitbit, Uber and online gamer Zynga, but works behind the scenes of those global brands. Telecom parent Telus Corp. kept its subsidiary’s financial results a closely guarded secret for the past decade as it built the business through acquisitions. In an interview late last year, Telus International’s president and chief executive Jeff Puritt jokingly referred to the 48,000-employee company as “the drunken aunt you hide in the attic when company come to visit.”

That’s about to change, as Telus kicks off investor roadshows meant to lead to an initial public offering expected to value its offshoot at approximately $7-billion. In a red-hot IPO market for tech-based growth companies, Telus International will showcase itself as a business with sales that are growing at a 17 per cent annual clip, one that turned a US$78-million profit on revenues of US$1.35-billion through the first nine months of 2020, its most recent financial update.

“We’ve been intentionally, to some extent, kept a secret for quite some time,” Mr. Puritt told The Globe and Mail last November. He said operating in “stealth mode” has allowed the subsidiary to focus on its longer-term growth in sectors such as e-commerce, gaming and social media, making acquisitions that are “J-curve-esque” in nature – in other words, easy to scale up once a platform was launched. Telus International’s results are reported within a segment of its parent referred to as wireline, which also includes the telecom’s internet and television operations and its Telus Health subsidiary.

“We’re going to be a 15-year overnight success at this point,” Mr. Puritt said. Telus International shares are expected to begin trading on the New York and Toronto stock exchanges by the end of March. The company filed its preliminary prospectus with securities regulators earlier this month, but has yet to announce the price range or size of the offering.

Going public will fuel Telus International’s growth by giving the business its own valuation, helping to attract talent and provide capital for future acquisitions. Parent Telus is focused on relatively slow-growing domestic telecom sectors – cellphone and internet services. Telus shares currently trade at about nine times the company’s earnings before interest, taxes, depreciation and amortization (EBITDA), a common metric for valuing companies.

Telus International, on the other hand, is a major player in a rapidly growing, global digital sector. Edward Jones analyst Dave Heger said companies in the high-growth IT services industry are typically valued at much higher multiples than those in the telecom sector. Analysts say Telus International shares will likely command a multiple of 12 to 18 times EBITDA; at the midpoint in this range, the company would be worth approximately $7-billion.

Rival Teleperformance SE, a French-headquartered firm that provides many of the same business and IT services at Telus International, is valued at more than 18 times its EBITDA, according to S&P Capital IQ.

“I can see why Telus, both from a recruiting point of view and from having a currency for future [mergers and acquisitions], would want to have a separate publicly traded stock that more directly reflects the value of that type of business,” Mr. Heger said.

But the listing will also come with greater scrutiny. “The opportunity to continue to operate in stealth mode will be behind us, and we’ll be on to a new movie,” Mr. Puritt said last November.

Telus will maintain control of its subsidiary through a dual share structure. The parent will own multiple voting shares in Telus International that each cast 10 votes, while public investors will own subordinated voting shares that each have one vote.

Telus is expected to follow a similar blueprint in expanding its Telus Health and Telus Agriculture divisions – growing them both organically and through acquisitions, then spinning them out to surface their hidden value.

It’s not the first go-public transaction that Mr. Puritt has been involved in. In 2000, as vice-president of corporate development at Daedalian Systems Group Inc., he took the small internet services company public through a reverse takeover on what is now the TSX Venture Exchange. The following year the company was sold to Telus Corp. for $29-million; Mr. Puritt came along with it. Over the following years he climbed up through progressively more senior roles at Telus across departments such as finance and administration, ventures, and mergers and acquisitions. In 2008 he was put in charge of Telus International, a fledgling division that, at the time, was little more than a call centre in Manila serving Telus customers as well as a handful of U.S. technology and telecom firms.

Under Mr. Puritt’s leadership, the division quickly expanded into other lines of business such as developing and supporting mobile apps, moderating content online and building virtual assistants such as chatbots.

In 2016, Telus Corp. sold a 35-per-cent stake in the unit to Baring Private Equity Asia, a move that analysts say gave Telus International a credibility boost ahead of the IPO. Three years later, the Hong Kong-based private equity firm partnered with Telus International on the $1.3-billion acquisition of Competence Call Center, a Berlin-based content moderator. A year later Telus International announced it had struck a deal to acquire Lionbridge AI, a data-annotation company, for $1.2-billion. The U.S. Department of Defense is reviewing the Lionbridge acquisition, according to the prospectus.

Industry insiders describe Mr. Puritt as a passionate executive who works long hours and has a keen eye for acquisition opportunities. When he first told his team about his plan to purchase Lionbridge, “many of them looked at me on video conference and said, are you kidding me? Again? What happened to summer vacation?”

Mr. Puritt’s answer: “We’ll sleep when we’re dead.”

Appeared in the January 25, 2021 print edition of the Globe and Mail as “After years of operating in ‘stealth mode,’ Telus units plan for IPO”.